

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 14, 2015

Via E-mail
Robert C. Turnham
President and Chief Operating Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, Texas 77002

> **Re: Goodrich Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Response Dated October 15, 2015**
> **File No. 1-12719**

Dear Mr. Turnham:

We have reviewed your October 15, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Business and Properties, page 3

Oil and Natural Gas Reserves, page 10

1.   Information you provided to us in response to our prior comment 3 compares the number of proved undeveloped reserve ("PUD") locations actually drilled with those scheduled for drilling in each of the years immediately following the effective dates of the year-end 2012, year-end 2013 and year-end 2014 reserve reports. It does not appear that you typically drilled PUD locations in a manner consistent with the schedule for drilling in the years subsequent to each reserve report. Please confirm that you will consider the

requirement to drill PUDs within five years of their initial booking date and the need to have adequate financing in place when estimating your PUD quantities as of December 31, 2015. Refer to Rules 4-10(a)(26) and 4-10(a)(31) of Regulation S-X.

2.   Our prior comment 4 requested clarification of the 2014 unit PUD development cost of $11.72/MCFE (=$37.5 million/3.2 BCFE) compared to those for 2013 ($5.75/MCFE), 2012 ($4.29/MCFE) and the 2014 standardized measure's unit development cost ($4.41/MCFE). You responded: "The 2014 unit PUD development cost were significantly higher than projections due to an issue associated with drilling operations on one well, which required sidetrack operations, resulting in an incremental cost of approximately $12.3 million. Excluding the cost associated with this one incident, our 2014 unit PUD Development cost would have been approximately $5.44/MCFE (=$17.4 million/3.2 BCFE)." When the 2014 PUD development cost is reduced, the unit cost is $7.87/MCFE [=($37.5 million-$12.3 million)/3.2 BCFE] which appears to be appreciably higher than the projected unit development costs in the 2014 standardized measure. Please explain this increase to $7.87/MCFE to us as well as the basis for your projection of future development costs used in the standardized measure.

Lease Expiration, page 11

3.   In our prior comment 5, we asked for those PUD reserve volumes scheduled to be drilled after lease expiry. In part, you responded "In line with our past practice, we plan to drill or renew any leases associated with this [PUD] acreage prior to expiration." We note that you disclosed figures for undeveloped acreage expiring in 2015 as 148,194 on page 13 of your 2013 Form 10-K and as 74,390 on page 11 of your 2014 Form 10-K. Please explain the disposition of the difference – 73,804 acres – between these two figures and address whether this reduction in undeveloped acreage is associated with the 91.7 BCFE negative revision to your PUD reserves during 2014.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters, and Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources